UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 22)

CLINICAL DATA, INC.
(Name of Issuer)

COMMON STOCK, $.01 par value per share
(Title of Class of Securities)

18725U109
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1881 Grove Avenue
Radford, Virginia 24141
Attention:  Marcus E. Smith, Esq.
Telephone No.:  540-633-7971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
David I. Meyers, Esq.
Troutman Sanders LLP
Troutman Sanders Building
1001 Haxall Point
Richmond, Virginia 23219

February 25, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rules 13d-1(e), (f) or (g),
check the following box ☐

Page 1 of 10 Pages

.
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 2,505,576
SHARES BENEFICIALLY	8	SHARED VOTING POWER 15,340,167
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,505,576
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,340,167
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,845,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.3%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	RJK, L.L.C.	I.R.S. Identification No.: 54-1816015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 4,151,924
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,151,924
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,151,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON OO – limited liability company

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Kirkfield, L.L.C.	I.R.S. Identification No.: 54-1725089
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 1,929,705
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,929,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,929,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO – limited liability company

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	New River Management V, LP	I.R.S. Identification No.: 56-2652938
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 6,436,285
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,436,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,436,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO – limited partnership

Page 5 of 10 Pages

This Amendment No. 22 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000, Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000, Amendment No. 3 dated December 31, 2000 and filed on January 8, 2001, Amendment No. 4 dated February 7, 2001 and filed on March 1, 2001, Amendment No. 5 dated June 6, 2001 and filed on June 8, 2001, Amendment No. 6 dated June 25, 2001 and filed on June 26, 2001, Amendment No. 7 dated September 6, 2001 and filed on September 7, 2001, Amendment No. 8 dated October 23, 2001 and filed on October 26, 2001, Amendment No. 9 dated October 26, 2001 and filed on October 30, 2001, Amendment No. 10 dated August 21, 2002 and filed on August 21, 2002, Amendment No. 11 dated April 29, 2003 and filed on May 2, 2003, Amendment No. 12 dated November 10, 2003 and filed on November 14, 2003, Amendment No. 13 dated June 20, 2005 and filed on June 27, 2005, Amendment No. 14 dated November 17, 2005 and filed on November 23, 2005, Amendment No. 15 dated February 9, 2006 and filed on February 15, 2006, Amendment No. 16 dated May 18, 2006 and filed on May 23, 2006, Amendment No. 17 dated June 13, 2006 and filed on June 15, 2006, Amendment No. 18 dated September 13, 2006 and filed on September 22, 2006, Amendment No. 19 dated February 26, 2007 and filed on February 27, 2007, Amendment No. 20 dated July 17, 2007 and filed on July 20, 2007, and Amendment No. 21 dated September 26, 2008 and filed on September 30, 2008 (as amended, the “Original Schedule 13D”), relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Clinical Data, Inc., a Delaware corporation (the “Issuer”).  Mr. Randal J. Kirk (“Mr. Kirk”), RJK, L.L.C., a Virginia limited liability company (“RJK”), Kirkfield, L.L.C., a Virginia limited liability company (“Kirkfield”), and New River Management V, LP, a Delaware limited partnership (“NRM V” and, together with Mr. Kirk, RJK and Kirkfield, the “Reporting Persons”), are filing this Amendment to disclose the acquisition by RJK and NRM V of an aggregate of $50 million in debt securities convertible into shares of Common Stock of the Issuer in a private placement by the Issuer on February 25, 2009 (the “Offering”).  As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: RJK, Kirkfield, Randal J Kirk (2000) Limited Partnership, a Delaware limited partnership (“RJK 2000”), Third Security Staff 2001 LLC, a Virginia limited liability company (“Staff 2001”), Third Security Senior Staff 2008 LLC, a Virginia limited liability company (“Senior Staff 2008”), Third Security Staff 2008 LLC, a Virginia limited liability company (“Staff 2008”), Third Security Incentive 2008 LLC, a Virginia limited liability company (“Incentive 2008”), New River Management II, LP, a Virginia limited partnership (“NRM II”), New River Management III, LP, a Virginia limited partnership (“NRM III”), NRM V and Zhong Mei, L.L.C., a Virginia limited liability company (“Zhong Mei”).

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

“On February 25, 2009, RJK and NRM V each invested $25 million of cash on hand to purchase $50 million in debt securities convertible into shares of Common Stock in the Offering.  Each of RJK and NRM V has the right to convert such debt securities into Common Stock at any time in its discretion at a conversion price of $8.1825 per share, which reflects the closing price of the Common Stock on February 25, 2009 of $8.12 plus $0.0625 per share.  All interest on the debt securities is payable in cash.  The debt securities are convertible by RJK and NRM V into an aggregate of 6,110,600 shares of Common Stock.  The form of convertible note is filed herewith as Exhibit 4.1.”

Page 6 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“The aggregate number and percentage of shares of Common Stock to which this statement relates is 17,845,743 shares, representing 60.3% of the 29,610,317 shares outstanding as of the date of this report, based upon the number of shares disclosed by the Issuer as of February 6, 2009 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (the most recent available filing by the Issuer with the Securities and Exchange Commission) and taking into account the 6,110,600 shares issuable upon conversion of the convertible debt securities issued in the Offering and 757,461 shares issuable upon exercise of warrants issued in connection with a private placement by the Issuer in September 2008 that become exercisable within 60 days of the date hereof.  Mr. Kirk directly beneficially owns 2,505,576 of the shares to which this report relates.  The remaining 15,340,167 shares of Common Stock to which this statement relates are directly beneficially owned as follows:

Owner	Shares
Kirkfield	1,929,705
RJK	4,151,924
RJK 2000	363,582
Zhong Mei	244,369
NRM II	1,049,877
NRM III	290,014
NRM V	6,436,285
Staff 2001	692,617
Senior Staff 2008	72,717
Staff 2008	72,717
Incentive 2008	36,360

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, RJK, RJK 2000, Zhong Mei, NRM II, NRM III, NRM V, Staff 2001, Senior Staff 2008, Staff 2008 and Incentive 2008.”

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

“Other than the purchase of debt securities convertible into shares of Common Stock in the Offering as reported herein, the Reporting Persons have not engaged in any other transactions involving the shares of Common Stock since the filing of Amendment No. 21 with the Securities and Exchange Commission on September 30, 2008.”

Page 7 of 10 Pages

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

“In connection with the purchase in the private placement of the convertible debt securities, the Issuer issued 1,527,650 and 1,527,650 warrants to RJK and NRM V, respectively, in two equal tranches.  The exercise price of the first tranche of warrants is $8.12, equaling the closing bid price of the Common Stock on the Nasdaq Stock Market on February 25, 2009.  The exercise price of the second tranche of warrants is $9.744, equaling a 20% premium to the closing bid price of the Common Stock on the Nasdaq Stock Market on February 25, 2009.  The warrants are exercisable at any time six months after February 25, 2009 through the close of business on the fifth year anniversary of the date on which the warrants initially become exercisable.  The form of Common Stock Purchase Warrant is filed herewith as Exhibit 4.2.  The Issuer has granted to the holders certain registration rights with respect to the shares issuable upon conversion of the debt securities and exercise of the warrants.  Except as otherwise described in this statement, to the best knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7.	Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

Exhibit 4.1	Form of Convertible Note

Exhibit 4.2	Form of Common Stock Purchase Warrant

Exhibit 99.1	Joint Filing Agreement, dated as of February 27, 2009, by and among Randal J. Kirk, RJK, L.L.C., Kirkfield, L.L.C. and New River Management V, LP

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2009	/s/ Randal J. Kirk
Randal J. Kirk

Date: February 27, 2009	RJK, L.L.C.

	By:	Third Security, LLC, its managing member

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

Date: February 27, 2009	KIRKFIELD, L.L.C.

	By:	Third Security, LLC, its managing member

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

Date: February 27, 2009	NEW RIVER MANAGEMENT V, LP

	By:	Third Security Capital Partners V, LLC, its general partner

	By:	Third Security, LLC, its managing member

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 4.1	Form of Convertible Note

Exhibit 4.2	Form of Common Stock Purchase Warrant

Exhibit 99.1	Joint Filing Agreement, dated as of February 27, 2009, by and among Randal J. Kirk, RJK, L.L.C., Kirkfield, L.L.C. and New River Management V, LP

10 of 10 Pages